SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 1)


                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934*




                           Saga Communications, Inc.
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                               (Name of Issuer)



                             Class A Common stock
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                         (Title of Class of Securities)



                                  786598102
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                                (CUSIP Number)

                                Peter C. Keefe
                               Avenir Corporation
                                  1725 K St NW
                                   Suite 401
                              Washington DC, 20006
                                 (202) 659-4427
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  May 2, 2006
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           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d?1(e), 13d?1(f) or 13d?1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d?7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                 SCHEDULE 13D
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CUSIP No. 786598102                                            Page 2 of 8 Pages
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--------- ----------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
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     3      SEC USE ONLY
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     4      SOURCE OF FUNDS*

            OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                         7      SOLE VOTING POWER
NUMBER                          1,486,062
OF SHARES           ------------------------------------------------------------
BENEFICIALLY
OWNED BY                 8      SHARED VOTING POWER
EACH                            0
REPORTING           ------------------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER
                                1,486,062
----------          ------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
---------- ---------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            1,486,062
---------- ---------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
---------- ---------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.21%
---------- ---------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
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                                 SCHEDULE 13D
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CUSIP No. 7865981                                              Page 3 of 8 Pages
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This Amendment No. 1 to Schedule 13D ("Amendment") is being filed on behalf of
Avenir Corporation ("Avenir"), a Virginia  corporation and amends the original
Schedule 13D filed on March 14, 2006 on behalf of Avenir. This Amendment relates to the common stock, par value $0.01 per share, of Saga Communications, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $19,670,021. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,486,062 shares of the common stock of the Issuer, constituting approximately 8.21% of the 18,098,028 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct The disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities during the past sixty days are set forth on Schedule I.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".



                                 SCHEDULE 13D
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CUSIP No. 786598102                                            Page 4 of 8 Pages
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Item 7.  Material to be Filed as an Exhibit
1) Schedule I. Purchase and sale transactions within the past 60 days.
2) Letters




SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  May 2, 2006
                                             ----------------------------------
                                                  Date

                                             /s/  Peter C. Keefe
                                             ----------------------------------
                                                  Signature

                                                  Peter C. Keefe,
                                                  President
                                             ----------------------------------
                                                  Name/Title





































SCHEDULE 13D
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CUSIP No. 786598102                                            Page 5 of 8 Pages
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SCHEDULE I


PURCHASE ("by") AND SALE ("sl") TRANSACTIONS WITHIN PAST 60 DAYS

All purchases and sales listed below were normal, open-market transactions.


Transaction

                                                                     Average Per
Type         Security              Date       Quantity    Total Price      Share

sl	Saga Communications Inc	3/17/2006	1100	 $10,122.68 	 $9.20
by	Saga Communications Inc	3/20/2006	1000	 $9,060.95 	 $9.06
by	Saga Communications Inc	3/23/2006	4500	 $40,590.00 	 $9.02
by	Saga Communications Inc	3/27/2006	5340	 $48,417.00 	 $9.07
by	Saga Communications Inc	3/28/2006	600	 $5,412.00 	 $9.02
by	Saga Communications Inc	4/4/2006	1200	 $10,818.00 	 $9.02
by	Saga Communications Inc	4/5/2006	11100	 $100,104.26 	 $9.02
by	Saga Communications Inc	4/6/2006	23100	 $206,910.00 	 $8.96
by	Saga Communications Inc	4/7/2006	1800	 $16,227.00 	 $9.02
sl	Saga Communications Inc	4/7/2006	1800	 $16,172.50 	 $8.98
by	Saga Communications Inc	4/11/2006	4200	 $37,568.00 	 $8.94
sl	Saga Communications Inc       4/20/2006	4200	 $38,194.02 	 $9.09









































VIA MAIL

Mr. Edward K. Christian
Chairman
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

May 1, 2006

Dear Ed,

Our letter of March 21 to you with copies to the Presiding Director and full board of directors remains unacknowledged by you or the Presiding Director. In summary, our letter contained a recommendation that the board undertake a major share repurchase funded through the sale of our broadcast television business. The reasons for doing so are detailed in the attached copy of our March 21 letter, which we presume has been distributed to all directors per the instructions provided in your 2005 proxy statement.

Your decision not to respond is regrettable for many reasons. First and foremost, the letter focuses exclusively and constructively on ways in which Saga Communications can enhance intrinsic value per share while strengthening the entire enterprise. You would be the single largest beneficiary. It is also regrettable because it signals the board's disinterest in value creation and perhaps its failure to grasp basic capital allocation issues.

Unfortunately, recent SEC filings indicate that instead of shrinking Saga's equity base, you have done the opposite. With Saga's shares recently approaching a ten-year low, the board approved more than 300,000 stock options and 70,000 restricted shares, representing further dilution equal to 1.9% of the shares previously outstanding. These, and others, were granted to a group of employees and directors ? you included. Several are grantees who have flipped Saga options over the past several years. The cycle of grant-sell-repeat destroys per share value and it is your committed, long-term shareholders who absorb the costs of this dilution.

Diluting your existing, long-term shareholders at a historically low price is poor capital allocation and poor corporate governance. Refusing to consider accretive, value creating proposals such as those put forth in our March letter is perplexing.

Since you control the board, responsibility for change rests with you alone. Nonetheless, the directors you personally elect owe Class A shareholders a fiduciary duty. They must remain mindful of this responsibility. We regret that we cannot support this board of directors and will not vote for them on our May 15th proxy.

We remain committed to Saga Communications and the pleasant relationship we Have enjoyed with management. In the interest of maximizing the long-term per share value and health of the business, we again respectfully request that you and the board give very serious consideration to the issues we have raised.



Very truly yours,



Peter C. Keefe
President

Cc: Donald Alt, Presiding Director for distribution to all board members








VIA MAIL

Mr. Edward K. Christian
Chairman
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

March 21, 2006


Dear Ed,

Avenir Corporation controls approximately 1.4 million shares, or nearly 8%, of Saga Communication's Class A stock. Per the flexibility permitted us under our Form 13-d on file with the Securities and Exchange Commission, we are using this letter to request that Saga's board of directors undertake specific actions that would immediately enhance the long-term, intrinsic value of each share.

Saga's television business has destroyed shareholder value and should be sold To provide partial funding for a large share repurchase. Saga's 2005 Form 10-k
indicates $31 million in television assets on the books.   Over the past three
years, Saga's television business has generated cumulative cash flow of $9.1 million but has consumed capital expenditures of $8.9 million, meaning we have achieved no return on our $31 million investment.

While Saga's radio cash flow remains relatively robust and stable, Saga's share price is approaching a ten-year low, and a meaningful share repurchase funded by the sale of these non-productive TV assets would be very accretive on a per share basis without creating additional financial leverage. Using sale proceeds equal only to the book value of our television stations alone would fund a Dutch auction share repurchase at an average of $10 per share (a 12.5% premium to today's $8.89 closing price), while reducing total shares outstanding by more than 15%. The result would be a more clearly focused enterprise with far higher returns on capital and a correspondingly higher share price.

The arithmetic of a share repurchase is extremely compelling. All Saga shareholders who elect to remain would see their interest in Saga rise in disproportion to the size of the repurchase. Under a 15% repurchase scenario, for example, remaining shareholders experience a nearly 18% increase in their percentage interest in the business. You would be the single largest beneficiary.

While Saga has a repurchase plan in place already, the argument for a bolder share repurchase could not be clearer. Under its existing repurchase plan, Saga has bought stock as high as $23 per share, including 80,000 shares purchased directly from you at $19 per share in 2003 when Saga's cash flow was only modestly higher than in 2005. Given Saga's continuing strong cash flow, the board of directors must give serious consideration to an aggressive share repurchase program at 52% of the price paid for your shares. Why we would purchase stock at $19 or $23 years ago while none was purchased for roughly half the price in the fourth quarter of 2005 is a puzzling question.

Further strengthening the call to act is Saga's own acquisition history. In early 2005, we paid more than $20 million and 13 times broadcast cash flow for the Charlottesville properties. The pro forma statements in the 10k indicate that Saga's 2005 acquisitions, in the aggregate, were dilutive. We now have the opportunity to acquire our own stock at less than 5 times broadcast cash flow per share which would be immediately and highly accretive. From a capital allocation perspective, this is a ?no-brainer? and would have a very favorable impact on intrinsic value per share. If we liked Charlottesville at 13 times one year ago, we should relish the chance to buy the business we know best at 5 times today.

In the past year, you have described Saga as ?underleveraged.? Saga can comfortably supplement the sales proceeds from the TV business with borrowings to further advance the share repurchase program.

If you and the board are unwilling to engage in a sensible capital allocation strategy that includes a significantly enhanced share repurchase, you should explore the sale of the entire company. There is an active market for radio properties with recent transactions exceeding 13 times BCF. Saga is small and lacks scale, meaning that $8.1 million in corporate expenses (including perks such as private jet usage) would disappear if Saga were acquired, making the business more attractive to a larger owner than it is to your existing shareholders ? yourself included.

Saga's Form 8-k dated March 20th disclosing your 2005 bonus of $400 thousand indicated a discretionary component of $175 thousand reflecting, in part, ?market conditions and a subjective evaluation? of your performance. While the sum is small in the context of the business it reveals a tone-deafness toward your shareholders who have seen the value of their investment shrink by 9% in 2004, 35% in 2005, and a further 18% in the first ten weeks of 2006. We presume the Compensation Committee was referring to the difficult conditions extant in the terrestrial radio business but their approach seems backwards.
As chairman, president and CEO, you should take the lead on this issue.
Highly compensated executives should receive their reward after the owners receive theirs. We suspect the lack of significant ownership by the committee and most board members (yourself excluded) contributes toward this managers-first mentality.

We are long-term, patient investors who have a constructive view of terrestrial radio's future while also recognizing the new challenges it faces. Our investment in Saga started in 2003 and to date reflects our desire to be passive owners and part of the permanent capital base of our investees. It is also consistent with our strategy of investing in good businesses run by good managers at attractive valuations. Supervoting shares permit you to handpick the board of directors, but control does not release them or you from their fiduciary obligations to Saga's public stockholders. To the extent they are overlooked, we will firmly remind them of their responsibilities. The world has changed and directors rightly face far more scrutiny and accountability from regulators and Wall Street than ever before.

We respectfully request that you promptly take advantage of the opportunities discussed in this letter to enhance the long-term, intrinsic, per share value of Saga Communications.


Very truly yours,



Peter C. Keefe
President


Cc: The Presiding Director, for distribution to all board members